HEMPAMERICA, INC.

April 17, 2019

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HempAmericana, Inc.
Offering Statement on Form 1-A
Filed March 14, 2019
File No. 024-10974

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated April 10, 2019 concerning HempAmericana, Inc. (the “Company”) and the offering statement on Form 1-A referenced above.

Form 1-A filed March 14, 2019

General

1.	Please amend to provide balance sheets as of both fiscal year ends of February 28, 2018 and 2017. Statements of operations, cash flows and changes in stockholders’ equity are required for the fiscal years ending February 28, 2018 and 2017. Please refer to Part F/S of the Form 1-A and amend accordingly.

Although your comments requests for the comparative financials for the periods ending February 28, 2018 and 2017, we believe the rules actually require the most recent year ends. As the Company’s fiscal year end is February 28, we have included comparative financials for the years ended February 28, 2019 and 2018. We have also made corrections throughout the filing to reflect the updated financial statements.

Please note that we have additionally updated the offering to properly disclosure subsequent events and a clarification on the debts owed to related parties. We have also made a few typographical corrections.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Salvador Rosillo

Salvador Rosillo

Chief Executive Officer, Director

cc: William Eilers, Eilers Law Group, P.A.